Exhibit 99.1

Entrée Resources Files NI 43-101 Technical Report for its Interest in the Entrée/Oyu Tolgoi Joint Venture Property

VANCOUVER, BC, July 21, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) – (the "Company" or "Entrée") is pleased to announce that it has today filed a National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") technical report ("Report") titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia ("Entrée/Oyu Tolgoi JV Property"). The Report has an effective date of May 17, 2021 and is available on SEDAR at www.sedar.com and on the Company's website. The Report relates to the press release announced by the Company on June 15, 2021.

The Report discusses an updated Feasibility Study ("2021 Reserve Case") based on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") from the first lift ("Lift 1") of the Hugo North Extension copper-gold deposit. Lift 1 of Hugo North (including Hugo North Extension) is currently in development by project operator Rio Tinto as an underground block cave with first development production from Hugo North Extension expected in 2022. Entrée has a 20% or 30% participating interest (depending on the depth of mineralization) in the Entrée/Oyu Tolgoi JV with Oyu Tolgoi LLC ("OTLLC") holding the remaining 80% or 70% interest. The 2021 Reserve Case after-tax NPV(8%) for Hugo North Extension Lift 1 attributable to Entrée is US$114 million*.

The Report also includes a Preliminary Economic Assessment ("2021 PEA") on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit. The 2021 PEA after-tax NPV(8%) for Hugo North Extension Lift 2 attributable to Entrée is US$306 million*. The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2 as the second potential phase of development and mining on the Hugo North Extension deposit.  Production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA.

The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the long-life, high-grade Oyu Tolgoi copper-gold mining project, as well as hosting several strong exploration prospects with the potential for near-surface porphyry and epithermal-style copper and/or gold mineralization. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

*Long term metal prices used in the net present value economic analysis are: copper US$3.25/lb, gold US$1,591.00/oz and silver US$21.08/oz.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within OTLLC's 2020 Oyu Tolgoi Feasibility Study ("OTFS20"). Neither OTFS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed by OTLLC. Reference should be made to the full body of the Report for the assumptions, qualifications and procedures underlying the reported results, which are not fully described herein.

The Report was completed independently by Wood Canada Limited.

QUALIFIED PERSON

Robert Cinits, P.Geo., formerly Entrée's Vice President, Corporate Development and now a consultant to the Company, is a Qualified Person as defined by NI 43-101 and has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 24%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; timing and status of Oyu Tolgoi underground development; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; the future prices of copper, gold and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill Resources Ltd.

  With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of a Heads of Agreement between Rio Tinto and Turquoise Hill Resources and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the Heads of Agreement; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill Resources Ltd. with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
  The 2021 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources Ltd. or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labor, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in the Company's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 21-JUL-21